Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

February 18, 2011

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Energy MLP Total Return Fund

Registration Statement on Form N-2

File Nos. 333-169775 and 811-22482

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Energy MLP Total Return Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on February 23, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN ENERGY MLP TOTAL RETURN FUND

By:	/s/ KEVIN J. MCCARTHY
Kevin J. McCarthy
Vice President and Secretary